YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

PROCAPS GROUP, S.A.

2022 Annual General Meeting of Shareholders

June 28, 2022
10:00 A.M. (Luxembourg Time)

This Proxy is Solicited On Behalf Of the Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROCAPS GROUP, S.A.
société anonyme
Registered office: 9, rue de Bitbourg, L-1273 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 253360
(the **"Company"**)
to be held on June 28, 2022 at 10 a.m. (Luxembourg time) (the "Annual General Meeting")
Due to the exceptional COVID-19 situation, the meeting will be held without any physical presence, as permitted by Luxembourg law.
IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

A copy of the documentation related to the Annual General Meeting is available on the Company's website www.procapsgroup.com under "Governance, at Governance Documents" - https://investor.procapsgroup.com/corporate-governance/governance-documents. The undersigned, hereby acknowledges (i) receipt of the Convening Notice for the Annual General Meeting of the Company and (ii) that the Company's annual accounts and consolidated financial statements for the fiscal year ended 31, December 2021, the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 (functioning in all material respects as consolidated report of the board of directors of the Company in respect of the annual accounts and consolidated financial statements for the fiscal year ended 31, December 2021), as filed with the U.S. Securities and Exchange Commission, the independent auditor's report in respect of the consolidated financial statements for the fiscal year ended December 31, 2021 and the statutory auditor's report in respect of the annual accounts for the fiscal year ended December 31, 2021 have been made available at the above internet address, in advance of the execution of this proxy.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL GENERAL MEETING

The undersigned, who is the holder of record of the shares of the Company, hereby acknowledges receipt of the Convening Notice for the Annual General Meeting and hereby appoints any director of the Company, whom failing, Mr. Patricio Vargas Muñoz , Procaps' Chief Financial Officer, whom failing, any lawyer and/or employee of Arendt & Medernach S.A., as proxies (the "**Proxyholders**" and each a "**Proxyholder**") each with full power of substitution, to individually represent and vote as designated on the reverse side, all the shares of the Company held of record by the undersigned on May 20, 2022, at 24.00 (midnight) Luxembourg time, at the Annual General Meeting to be held on June 28, 2022, at 10 a.m. (Luxembourg time), or any adjournment or postponement thereof.

Please indicate on the reverse side of this proxy card how these shares are to be voted. This proxy card must be marked, signed, dated and returned to Continental Stock Transfer & Trust Company, the Company's registrar and transfer agent, on behalf of the Company, at the latest on June 22, 2022, no later than 11 p.m. (Luxembourg time) in order to be counted, at the following address:

Continental Stock Transfer
1 State Street - SC-1
New York, NY 10004-1561
Attn: Proxy Services

This proxy, when properly executed, will be voted in the manner directed herein.

THE UNDERSIGNED HEREBY CERTIFIES BEING THE HOLDER OF RECORD OF THE SHARES OF THE COMPANY AS AT MAY 20, 2022, AT 24.00 (MIDNIGHT) LUXEMBOURG TIME. THIS PROXY WILL AUTOMATICALLY BE INVALIDATED IF THE UNDERSIGNED WAS NOT THE HOLDER OF RECORD OF THE REFERENCED ORDINARY SHARES OF THE COMPANY ON MAY 20, 2022, AT 24.00 (MIDNIGHT) LUXEMBOURG TIME.

(Continued and to be signed on the reverse side)

The undersigned hereby confirms that (i) he has not waived all or part of his voting rights, (ii) none of his voting rights have been suspended and (iii) the exercise of any voting rights pursuant to this proxy does not result in a breach of any voting agreements to which he is a party.

All powers are given to the Proxyholder to make any statement, cast all votes, sign all minutes of meetings and other documents, do everything which is lawful, necessary or simply useful in view of the accomplishment and fulfillment of the present proxy and to proceed, in accordance with the requirements of Luxembourg law, to any filing with the Luxembourg Trade and Companies Register and to any publication on the Recueil électronique des sociétés et associations, as may be required, while the undersigned promises to ratify all said actions taken by the Proxyholder whenever requested.

The present proxy will remain in force if the general meeting is, for whatsoever reason, to be adjourned or postponed or if a second general meeting is to be convened in order to decide on the same agenda.

The undersigned undertakes to indemnify the Proxyholder against any claims, losses, costs, expenses, damages or liability sustained or incurred by the Proxyholder as a result of any action taken in good faith pursuant to the present proxy.

This proxy shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The parties irrevocably agree that any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

PROXY

Please mark your votes like this **X**

1. Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company's consolidated articles of association as of September 29, 2021.
2. Acknowledgment of the resignation of Sergio Andres Mantilla Gomez as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and granting of discharge (quitus) for the execution of his mandate. FOR ☐ AGAINST ☐ ABSTAIN ☐
3. Appointment of Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022. FOR ☐ AGAINST ☐ ABSTAIN ☐
4. Presentation of the annual report on Form 20-F of the Company for the fiscal year ended December 31, 2021 and as filed with the U.S. Securities and Exchange Commission on April 29, 2022 in respect of the annual accounts and the consolidated financial statements for the fiscal year ended December 31, 2021
5. Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the fiscal year ended December 31, 2021.
6. Presentation and ratification of the report of the statutory auditor of the Company in respect of the annual accounts for the fiscal year ended December 31, 2021. FOR ☐ AGAINST ☐ ABSTAIN ☐
7. Presentation and approval of the audited consolidated financial statements for the fiscal year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS). FOR ☐ AGAINST ☐ ABSTAIN ☐
8. Presentation and approval of the unaudited standalone annual accounts for the fiscal year ended December 31, 2021 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP). FOR ☐ AGAINST ☐ ABSTAIN ☐
9. Allocation of results for the fiscal year ended December 31, 2021. FOR ☐ AGAINST ☐ ABSTAIN ☐
10. Vote on discharge (quitus) of the members of the board of directors for the proper exercise of their mandate for and in connection with the fiscal year ended December 31, 2021. FOR ☐ AGAINST ☐ ABSTAIN ☐
11. Approval of the remuneration to be paid to the members of the board of directors and decision on the amounts of such remuneration, based on the recommendations from the compensation committee of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐
12. Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d'entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022. FOR ☐ AGAINST ☐ ABSTAIN ☐
13. Renewal of the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022. FOR ☐ AGAINST ☐ ABSTAIN ☐
14. Decision to authorize the Board of Directors to acquire up to 10% (ten percent) of the total number of the Company's ordinary shares in issue at the date of the Annual General Meeting within a period of 5 (five) years as from the date of the Annual General Meeting for a consideration which may not exceed an amount equal to 120% (one hundred twenty percent) of the reference price of the shares on the Nasdaq and not less than USD 0.01 (one dollar cent), the reference price being the weighted average price for the market value for such ordinary shares for the 5 (five) days of trading immediately preceding each date of repurchase. FOR ☐ AGAINST ☐ ABSTAIN ☐
15. Delegation of powers. FOR ☐ AGAINST ☐ ABSTAIN ☐
16. Miscellaneous.

If amendments or new resolutions are presented at the Annual General Meeting,I irrevocably give any director of the Company, whom failing, Mr. Patricio Vargas Muñoz, Procaps' Chief Financial Officer, whom failing any lawyer and/or employee of Arendt & Medernach S.A., with full power of substitution, the power to vote in my name and as he deems fit, unless I mark the box abstain. ABSTAIN ☐

To change the address on your account, please check the box at right and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

New Address:

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CONTROL NUMBER

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Signature____________________ **Signature, if held jointly**____________________ **Date**__________**, 2022**

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.